Exhibit 99.3

THIS SILVER PURCHASE AGREEMENT dated as of the  23rd day of March, 2006.

AMONG:

[ edited text ] a corporation incorporated under the laws of [ edited text ]

[ edited text ]

- and -

SILVER WHEATON (CAYMANS) LTD., a company incorporated with limited liability under the laws of the Cayman Islands

(“Silver Wheaton”)

- and –

GLENCORE INTERNATIONAL AG, a corporation incorporated under the laws of Switzerland

(“Glencore International”)

WITNESSES THAT:

WHEREAS [ edited text ] has agreed to sell to Silver Wheaton, and Silver Wheaton has agreed to purchase from [ edited text ], an amount of silver in each Contract Year (as defined below) equal to the lesser of (i) one hundred (100) per cent of Payable Silver (as defined below) produced and sold from the Concessions (as defined below) and (ii) four million seven hundred and fifty thousand (4,750,000) ounces of Payable Silver, in accordance with the terms of this Agreement;

AND WHEREAS [ edited text ] is an indirect, wholly-owned subsidiary of Glencore International;

AND WHEREAS [ edited text ] is an indirect subsidiary of Glencore International;

AND WHEREAS Glencore International has agreed to guarantee the performance of [ edited text ] obligations under this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties mutually agree as follows:

1.

Definitions

(a)

“Additional Term” has the meaning given thereto in paragraph (b) of Section 7 (Term).

(b)

“Adjustment Fee” has the meaning given thereto in paragraph (d) of Section 2 (Purchase and Sale of Silver).

(c)

“affiliate” means, in relation to any person, any other person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with such person.  For this purpose, “control” means the possession, directly or indirectly, of the power to either (i) elect a majority of the directors of that person; or (ii) direct or cause the direction of the management or policies of that person, whether through ownership of securities or partnership or other ownership interests, by contract or otherwise.

(d)

“Annual Report” means, in relation to any Contract Year, a written report setting out (i) the number of ounces of silver produced by the Concessions and delivered to a smelter, refiner or other purchaser during that Contract Year and (ii) the number of ounces of Payable Silver resulting therefrom.

(e)

“Auditor’s Report” means a report prepared by Deloitte & Touche LLP.

(f)

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of England, the Province of British Columbia and Switzerland.

(g)

“Concessions” means the mining permits and concessions located in Central Peru and set out and described in more detail in Schedule A (Concessions), which Concessions in the aggregate are commonly referred to as the Yauliyacu Mine.

(h)

“Consumer Price Index” means the United States Consumer Price Index for All Urban Consumers (All Items) (time base 1982-84 = 100), as published by the Bureau of Labor Statistics, United States Department of Labor, or any successor or other body that may assume responsibility for the preparation and publishing of the said Index, as the case may be.

(i)

“Contract Year” means each consecutive twelve Month period during the Term or an Additional Term, the first such period commencing on the Signing Date and ending on the day which falls twelve Months thereafter and each subsequent such period commencing on the last day of the preceding such period.

(j)

“Contractual Rights” means any rights or benefits of Silver Wheaton under this Agreement.

(k)

“Contractual Quantity” means, in relation to any Contract Year, the lesser of (i) one hundred (100) per cent. of the Payable Silver from silver produced by the Concessions during that Contract Year and (ii) the first four million seven hundred and fifty thousand (4,750,000) ounces of Payable Silver.

(l)

“Deferred Fee” shall have the meaning given thereto in paragraph (a)(ii) of Section 4 (Inducement Fees).

(m)

“Eligible Transferee” means (1) a bank or financial institution, or (2) any person who, at the time of any assignment or grant of a Security Interest of any Contractual Rights pursuant to Sections 14(e) or (f) , is not listed on:

(i)

the Specially Designated Nationals and Blocked Persons List published by the United States Department of the Treasury Office of Foreign Assets Control and made available on the United States Department of the Treasury's website at such time;

(ii)

the Consolidated List of Financial Sanctions Targets in the UK published by the Financial Sanctions Unit of the Bank of England and made available on the Bank of England's website at such time; or

(iii)

the consolidated list of names subject to the Regulations Establishing a List of Entities made under subsection 83.05(1) of the Criminal Code of Canada or the

United Nations Suppression of Terrorism Regulations, as compiled by the Office of the Superintendent of Financial Services of Financial Institutions Canada and made available on its website at such time.

(n)

“GAAP” means generally accepted accounting principles for financial reporting under International Financial Reporting Standards.

(o)

 “Initial Period” means the period of time commencing on the Signing Date and ending on the day which falls fifteen (15) Years after the Signing Date.

(p)

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)

it is unable or has admitted its inability to pay its debts as they fall due or has suspended making payments on any of its debts;

(ii)

it has, by reason of actual or anticipated financial difficulties, commenced, or intends to commence, negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(iii)

the value of its assets is less than its liabilities (taking into account contingent and prospective liabilities);

(iv)

a moratorium has been, or may in the reasonably foreseeable future be, declared in respect of any of its indebtedness; or

(v)

it has taken corporate action or other steps or legal proceedings been threatened against it for its winding-up, dissolution, administration or re-organisation (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any or all of its assets or revenues.

(q)

“Los Quenuales” means Los Quenuales S.A.

(r)

“Minimum Silver Amount” means, during the Initial Period, seventy one million two hundred and fifty thousand (71,250,000) ounces of Refined Silver.

(s)

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(i)

if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day; and

(ii)

if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month.

The above rules will only apply to the last Month of any period.

(t)

“Monthly Report” means a written report detailing:

(i)

the number of ounces of silver produced by the Concessions and delivered to a smelter, refiner or other purchaser in the calendar month most recently ended;

(ii)

the names and addresses of each smelter, refiner or other purchaser to which the silver referred to in Section 1(t)(i) above is delivered;

(iii)

the number of ounces of Payable Silver which have resulted or which are estimated to result therefrom; and

(iv)

a reconciliation between any provisional number of ounces of Payable Silver specified in a prior Monthly Report pursuant to (iii) of this Section for a preceding calendar month and the final number of ounces of Payable Silver for that calendar month.

(u)

“Payable Silver” means the number of ounces of silver produced by the Concessions less the number of ounces of silver deducted on account of the processing of such silver into Refined Silver, for which net number of ounces Los Quenuales receives payment from a smelter, refiner or other purchaser pursuant to and in accordance with any smelting, refining or purchase agreement, such terms to be arm’s length commercial terms consistent with normal industry standards and practice.

(v)

“person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organisation, whether or not a legal entity.

(w)

“Refined Silver” means marketable metal bearing material in the form or state of silver that is refined to standards meeting or exceeding commercial standards for the sale of refined silver.

(x)

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

(y)

“Security Interest” has the meaning given thereto in Section 14(d) (Assignment of the Concessions and the Agreement).

(z)

“Signing Date” means the date of this Agreement.

(aa)

“Term” means the period commencing on the Signing Date and ending twenty (20) Years after the Signing Date.

(bb)

“Termination Fee” has the meaning given thereto in paragraph (e) of Section 2 (Purchase and Sale of Silver).

(cc)

“Up-Front Fee” has the meaning given thereto in paragraph (a)(i) of Section 4 (Inducement Fees).

(dd)

“Xstrata” means Xstrata plc, a corporation incorporated under the laws of England and Wales.

(ee)

“Year” means the period commencing on the Signing Date and ending twelve (12) Months after the Signing Date and each subsequent period of twelve (12) Months commencing on the last day of the preceding such period.

2.

Purchase and Sale of Silver

(a)

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(b)

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(c)

If, in any Contract Year, [ edited text ] sells and delivers less than four million seven hundred and fifty thousand (4,750,000) ounces of Payable Silver to Silver Wheaton (a “Shortfall”) then, if silver mined in the Concessions produces more than four million seven hundred and fifty thousand (4,750,000) ounces of Payable Silver in the next and/or any subsequent Contract Year (each an “Excess”), [ edited text ] shall sell and deliver the whole or any part of each Excess in the next and/or any subsequent Contract Years until four million seven hundred and fifty thousand (4,750,000) ounces of Payable Silver have been sold and delivered to Silver Wheaton for each Contract Year (in chronological order).

(d)

If the number of ounces of Refined Silver sold and delivered by [ edited text ] to Silver Wheaton during the Initial Period is less than the Minimum Silver Amount, [ edited text ] shall pay to Silver Wheaton an amount equal to the Minimum Silver Amount less the number of ounces of Refined Silver actually sold and delivered by [ edited text ] to Silver Wheaton during the Initial Period multiplied by US$1.00 (the “Adjustment Fee”).  The Adjustment Fee shall become due and payable by [ edited text ] to Silver Wheaton on the day which falls thirty (30) days after the last day of the Initial Period.  Upon payment by [ edited text ] to Silver Wheaton of the Adjustment Fee, any Shortfall in respect of the Initial Period will be reduced to zero.

(e)

If, at any time, Silver Wheaton terminates this Agreement in accordance with Section 8 (Early Termination) prior to the last day of the Initial Period and, at such time, the number of ounces of Refined Silver sold and delivered by [ edited text ] to Silver Wheaton is less than the Minimum Silver Amount, [ edited text ] shall pay to Silver Wheaton an amount equal to the Minimum Silver Amount less the number of ounces of Refined Silver actually sold and delivered by [ edited text ] to Silver Wheaton during the Initial Period (up to (and including) the date of termination) multiplied by US$1.00 (the “Termination Fee”). The Termination Fee shall become due and payable by [ edited text ] to Silver Wheaton on the day which falls thirty (30) days after the termination date and [ edited text ] obligation to pay the Termination Fee shall survive termination of this Agreement.  For the avoidance of doubt, Silver Wheaton shall not be entitled to claim payment of both the Adjustment Fee and the Termination Fee.

3.

Reporting Requirements

(a)

For the purpose of reconciling the number of ounces of  Refined Silver sold and delivered by [ edited text ] to Silver Wheaton during each calendar month, [ edited text ] shall deliver to Silver Wheaton a Monthly Report on the fifth (5) Business Day of the next calendar month.  Should the parties need to make a reconciliation between the provisional number of ounces of Payable Silver specified in a previous Monthly Report and the final number of ounces of Payable Silver for the calendar month specified in such Monthly Report, then the parties agree to reconcile such amounts from time to time upon a reasonable request to do so from either party.  If the parties cannot reasonably agree on the reconciliation, then such dispute will be resolved by arbitration in accordance with the arbitration provisions set out in Section 23 (Arbitration) of this Agreement.

(b)

For the purpose of reconciling the number of ounces of Refined Silver sold and delivered by [ edited text ] to Silver Wheaton during a Contract Year, [ edited text ] shall deliver to Silver Wheaton an Annual Report within thirty (30) days after the last day of the relevant Contract Year.

(c)

If Silver Wheaton disputes an Annual Report:

(i)

Silver Wheaton shall notify [ edited text ] in writing within one (1) Year from the date of delivery of that Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the “Dispute Notice”);

(ii)

Silver Wheaton and [ edited text ] shall have thirty (30) days from the date the Dispute Notice is delivered by Silver Wheaton, in accordance with the notice provisions set out in Section 19 (General Provisions) of this Agreement, to resolve the dispute.  If [ edited text ] and Silver Wheaton cannot resolve the dispute within the thirty (30) day period, then Silver Wheaton may require [ edited text ] to deliver an Auditor’s Report;

(iii)

if the Auditor’s Report concludes that the number of ounces of Payable Silver varies by five (5) per cent or less from the number of ounces of Payable Silver set out in the Annual Report, then the cost of the Auditor’s Report shall be for the account of Silver Wheaton;

(iv)

if the Auditor’s Report concludes that the number of ounces of Payable Silver varies by more than five (5) per cent from the number of ounces of Payable Silver set out in the Annual Report, then the cost of the Auditor’s Report shall be for the account of [ edited text ]; and

(v)

if either party disputes the Auditor’s Report and such dispute is not resolved between the parties within thirty (30) days after the date of delivery of the Auditor’s Report then such dispute shall be resolved by arbitration in accordance with the arbitration provisions set out in Section 23 (Arbitration) of this Agreement.

4.

Inducement Fees

(a)

In order to induce [ edited text ] and Glencore International to enter into this Agreement, Silver Wheaton shall pay to [ edited text ]:

(i)

on the Signing Date, an up-front, non-refundable inducement fee in dollars of US$245,000,000 (two hundred and forty five million United States dollars) (the “Up-Front Fee”); and

(ii)

on the day which falls one hundred and twenty (120) days after the Signing Date (or, if not a Business Day, the preceding Business Day), a non-refundable inducement fee in dollars of US$40,000,000 (forty million United States dollars) (the “Deferred Fee”) together with interest charged at a rate of three (3) per cent per annum.  Silver Wheaton shall have the right to, from time to time, without notice prepay all or portion of the Deferred Fee, together with accrued interest, without penalty.

(b)

The Up-Front Fee and the Deferred Fee shall be paid by Silver Wheaton to [ edited text ] by certified cheque or by wire transfer, in immediately available funds, to a bank account or accounts designated by [ edited text ] in writing and shall be free and clear of any deductions or counterclaims.

5.

Purchase Price

(a)

During the first three (3) Contract Years (covering the period commencing on the Signing Date and ending thirty-six (36) Months after the Signing Date (the “First Review Date”)) Silver Wheaton shall pay to [ edited text ] a purchase price of US$3.90 (three United States dollars and ninety cents) for each ounce of Refined Silver sold and delivered by [ edited text ] to Silver Wheaton under this Agreement (the “Silver Purchase Price”).

(b)

The Silver Purchase Price shall be increased with effect from the First Review Date and annually thereafter (each a “Review Date”) in accordance with the following formula:

(i)

the percentage increase in the Consumer Price Index for the period of twelve (12) calendar months ended on the last day of the calendar month which precedes the calendar month in which the relevant Review Date falls divided by two (2) (the “Index Amount”),

(ii)

multiplied by the Silver Purchase Price for the Contract Year ended on the relevant Review Date;

provided that if the Index Amount is less than one (1) per cent. per annum, it shall be deemed to be one (1) per cent. per annum and, if the Index Amount is greater than one point sixty five (1.65) per cent. per annum, it shall be deemed to equal one point sixty five (1.65) per cent. per annum.

(c)

Not later than five (5) Business Days before each Review Date, Silver Wheaton shall deliver to [ edited text ] its worked calculations (in accordance with the above formula) for the Silver Purchase Price for the forthcoming Contract Year (the “Calculation Statement”).

(d)

If [ edited text ] disputes the accuracy of a Calculation Statement (or any part thereof):

(i)

[ edited text ] shall notify Silver Wheaton in writing thereof within ninety (90) days from the date of delivery of that Calculation Statement (the “Calculation Dispute Notice”);

(ii)

[ edited text ] and Silver Wheaton shall have thirty (30) days from the date the Calculation Dispute Notice is delivered by [ edited text ], in accordance with the notice provisions set out in Section 19 (General Provisions) of this Agreement, to resolve the dispute.  If [ edited text ] and Silver Wheaton cannot resolve such dispute within the thirty (30) day period, then [ edited text ] may require Silver Wheaton to deliver an Auditor’s Report;

(iii)

if the Auditor’s Report concludes that the actual Silver Purchase Price for the next Contract Year varies by five (5) per cent or less from the Silver Purchase Price set out in the Calculation Statement, then the cost of such Auditor’s Report shall be for the account of [ edited text ];

(iv)

if the Auditor’s Report concludes that the actual Silver Purchase Price for the next Contract Year varies by more than five (5) per cent from the Silver Purchase Price set out in the Calculation Statement, then the cost of such Auditor’s Report shall be for the account of Silver Wheaton;

(v)

if [ edited text ] or Silver Wheaton disputes the accuracy of the Auditor’s Report and such dispute is not resolved between the parties within thirty (30) days after the date of delivery of the Auditor’s Report then:

(1)

such dispute shall be resolved by arbitration in accordance with the arbitration provisions set out in Section 23 (Arbitration) of this Agreement; and

(2)

pending resolution of such dispute, Silver Wheaton shall pay to [ edited text ] the Silver Purchase Price specified in the Auditor’s Report.

(e)

All payments for Refined Silver by Silver Wheaton to [ edited text ] shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by [ edited text ] in writing from time to time, without deduction or set-off.

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(b)

[ edited text ] shall notify Silver Wheaton in writing at least one (1) Business Day before any delivery and credit to the account of Silver Wheaton of:

(i)

the number of ounces of Refined Silver to be delivered and credited; and

(ii)

the estimated date and time of delivery and credit.

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(g)

At the same time that [ edited text ] credits the designated metal account of Silver Wheaton, [ edited text ] shall deliver to Silver Wheaton an invoice setting out (i) the number of ounces of Refined Silver so credited and (ii) the purchase price.

(h)

If Silver Wheaton disputes the accuracy of any invoice, it shall notify [ edited text ] within twelve (12) Months from the earlier of (i) the date of receipt by Silver Wheaton of such invoice and (ii) the date of credit to the metal account of Silver Wheaton of the relevant shipment of Refined Silver.

(i)

Payment for each shipment of Refined Silver shall be made promptly and in any event not later than one (1) Business Day after:

(i)

credit of Refined Silver in the account of Silver Wheaton; and

(ii)

receipt of an invoice for each such credit.

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7.

Term

(a)

This Agreement shall commence on the Signing Date (the “Signing Date”) and, subject to the following provisions of this Section, shall end on the last Business Day of the Term.

(b)

Silver Wheaton may extend the Term for additional periods of five (5) Years (each, an “Additional Term”), on substantially the same terms contained herein subject to:

(i)

the price per ounce of Refined Silver being agreed between [ edited text ] and Silver Wheaton; and

(ii)

other factors,

in each case, at the time of extension.

(c)

If Silver Wheaton wishes to extend the Term or any Additional Term, Silver Wheaton shall notify [ edited text ] in writing not later than ninety (90) days prior to the expiry of the Term or relevant Additional Term, as the case may be.  Upon receipt by [ edited text ] of such notice, [ edited text ] and Silver Wheaton shall enter into good faith negotiations in a timely manner with a view to reaching agreement as to the terms on which this Agreement may be extended.

(d)

Without prejudice to the agreement reached pursuant to paragraph (c) of this Section, the parties shall enter into a written agreement which amends this Agreement in accordance with the agreed terms.

8.

Early Termination

(a)

Without prejudice to any other right or remedy available to Silver Wheaton under this Agreement, at law or in equity, Silver Wheaton may terminate this Agreement effective upon ten (10) days’ prior written notice to [ edited text ] if:

(i)

[ edited text ] breaches a material term of this Agreement and:

(1)

if such breach is capable of remedy within thirty (30) days, such breach is not remedied to the reasonable satisfaction of Silver Wheaton within thirty (30) days after written notice to [ edited text ];  or

(2)

if such default is not capable of remedy within thirty (30) days, [ edited text ] has not commenced action to remedy the breach within such thirty (30) days (if appropriate) and/or thereafter has failed to proceed diligently to remedy such breach; or

(ii)

upon the occurrence of an Insolvency Event affecting Glencore International, provided that any action under any bankruptcy or insolvency law which is frivolous or vexatious, which is contested by Glencore International in good faith and which is discharged or dismissed within thirty (30) days from commencement shall not constitute an Insolvency Event for the purpose of this Section.

(b)

Without prejudice to any other right or remedy available to [ edited text ] under this Agreement, at law or in equity, if, at any time, Silver Wheaton fails to pay any amount when due under this Agreement and such amount, when aggregated with all other amounts due and payable but unpaid under this Agreement, exceeds USD1,000,000, [ edited text ] shall be entitled to suspend performance of its obligations in this Agreement until the overdue amount has been paid in full.

(c)

If Silver Wheaton fails to pay any amount payable by it under this Agreement on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate of two (2) per cent per annum plus the cost to [ edited text ] of funding such overdue amount from its usual sources.

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10.

Silver Purchase Agreements

(a)

Glencore International represents and warrants that it has disclosed to Silver Wheaton the material terms and conditions of any and all refining, smelting or other purchase agreements entered into by Los Quenuales, on arm’s length commercial terms consistent with normal industry standards and practice, in respect of silver produced by the Concessions which are in existence on the Signing Date (the “Existing Purchase Agreements”).

(b)

Glencore International shall cause Los Quenuales to promptly disclose to Silver Wheaton in writing any amendments to the material terms and conditions of any Existing Purchase Agreements in respect of silver produced by the Concessions, such amendments to be on arm’s length commercial terms consistent with normal industry standards and practice.

11.

Books; Records; Inspections

(a)

Glencore International shall cause Los Quenuales to keep true, complete and accurate books and records of all of its operations and activities with respect to the Concessions, including the mining, production, treatment, processing and sale of silver therefrom in accordance with GAAP, consistently applied (the “Books and Records”).  The Books and Records shall include all documents, certificates and instruments pertaining to each shipment of silver produced by the Concessions, including all refining, smelting and purchase agreements, all invoices, credit notes, bills of lading, certificates containing provisional shipped moisture content and provisional shipped assays and any documentation prepared or produced by any party that processes, smelts or refines such silver.

(b)

[ edited text ] shall provide, following written notice and a reasonable length of time, such technical data as may be reasonably required by Silver Wheaton to enable Silver Wheaton to confirm compliance by [ edited text ] with the terms of this Agreement.

(c)

In addition to the obligations of [ edited text ] set out in paragraph (b) of this Section, [ edited text ] shall, at the written request of Silver Wheaton, provide to Silver Wheaton or one or more consultants to Silver Wheaton (“Consultants”) such scientific and technical information as Silver Wheaton certifies as being necessary to permit Silver Wheaton or such Consultants to (i) prepare a technical report on the Concessions in accordance with National Instrument 43-101 of the Canadian Securities Administrators and (ii) comply with Silver Wheaton's disclosure obligations under applicable Canadian securities laws.

12.

Conduct of Operations

(a)

Save as otherwise agreed between Glencore International and Silver Wheaton from time to time, all decisions concerning methods, the extent, times, procedures and techniques of any (i) exploration, development and mining related to the Concessions, including spending on capital expenditures, (ii) leaching, milling, processing or extraction and (iii) materials to be introduced on or to the Concessions, shall be made by Los Quenuales in its sole discretion.  Notwithstanding the foregoing, Glencore International shall procure that Los Quenuales performs all mining operations and activities in respect of the Concessions in a commercially prudent manner and in accordance with good mining, processing, engineering and environmental practices.

(b)

Subject at all times to the workplace rules and supervision of Los Quenuales, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Concessions or at any concentrator owned or operated by Los Quenuales and used to process silver produced from the Concessions, Silver Wheaton shall at all reasonable times and upon reasonable notice, at its sole risk and expense, have a right of access by its representatives to the Concessions and any concentrator owned or operated by Los Quenuales and used to process silver produced by the Concessions for the purpose of enabling Silver Wheaton to monitor compliance of the terms of this Agreement.

13.

Confidentiality

(a)

Each of the parties (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its affiliates, employees, officers, directors and agents to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement, except in the following circumstances:

(i)

a Receiving Party may disclose confidential information to its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, provided that such persons are advised of the confidential nature of the confidential information, undertake to maintain the confidentiality of it and are strictly limited in their use of the confidential information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party;

(ii)

a Receiving Party may disclose confidential information where that disclosure is necessary to comply with any applicable law or court order, its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, provided that the proposed disclosure is limited to factual matters and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)

for the purposes of any arbitration proceeding commenced under Section 23 (Arbitration) of this Agreement;

(iv)

a Receiving Party may disclose confidential information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations; or

(v)

with the approval of the disclosing party.

(b)

Each of the parties agrees that it shall use reasonable efforts to ensure that its affiliates, employees, directors, officers, advisors and agents are made aware of this Section 13 and comply with the provisions of this Section 13, and each party shall be liable to the other party for any improper use or disclosure of such terms or information by such persons.

[ edited text ]

(a)

During the Term or any Additional Term, Glencore International shall ensure that Los Quenuales shall not sell or otherwise transfer or grant Security in or to all or any part of the Concessions unless the following conditions are satisfied:

(i)

(in the case of a sale or other transfer) Glencore International provides Silver Wheaton with at least thirty (30) days' prior written notice of Los Quenuales’ intention so to sell or transfer;

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15.

Right of First Refusal

(a)

If, at any time and from time to time, Glencore International or any of its affiliates receives a bona fide offer from a third party (other than an affiliate of Glencore International or Xstrata) to enter into an arrangement to purchase silver (i) produced by the Concessions or (ii) based upon the production of silver by the Concessions, other than the Contractual Quantity (“Future Silver”), pursuant to an arrangement which is similar to the purchase and sale of silver as contemplated in this Agreement (a “Third Party Offer”), and Glencore International or any of its affiliates is willing to accept that Third Party Offer:

(i)

Glencore International shall give written notice to Silver Wheaton of the material terms and conditions of the Third Party Offer;

(ii)

Silver Wheaton may, within thirty (30) days from the date of delivery to Silver Wheaton of such notice, offer to purchase the Future Silver that is the subject to the Third Party Offer on the same or better terms and conditions as the Third Party Offer; and

(iii)

[ edited text ] shall accept the offer of Silver Wheaton in preference to the Third Party Offer.

(b)

[ edited text ] Wheaton’s offer pursuant to paragraph (a)(iii) of this Section, [ edited text ] and Silver Wheaton shall enter into a written agreement, in form and content acceptable to Silver Wheaton, within sixty (60) days following the date on which Silver Wheaton makes an offer pursuant to paragraph (a)(ii) of this Section.

(c)

If Silver Wheaton does not offer to purchase Future Silver that is the subject of a Third Party Offer pursuant to paragraph (a)(ii) of this Section, then Glencore International or its affiliate shall be free to sell such Future Silver to the relevant third party pursuant to the Third Party Offer.  In the event that Glencore and the third party have not entered into a written agreement pertaining to such Third Party Offer within sixty (60) days of the expiry of the thirty (30) day period set forth in paragraph (a)(ii) of this Section, Glencore shall be required comply with the terms of this Section 15 with respect to that Third Party Offer before selling such Future Silver to the relevant third party.

(d)

For the avoidance of doubt, this Section 15 shall not apply to (i) any short-term hedging or trade sales in the ordinary course of business or similar arrangements made by Glencore International or any of its affiliates or (ii) any internal arrangements between Glencore International and/or any of its affiliates and/or Xstrata.

16.

Right of First Offer

(a)

If, at any time and from time to time, Glencore International or any of its affiliates wishes to offer for sale to any third party (other than an affiliate of Glencore International or Xstrata) any silver produced by any mining property, concession, interest or operation owned or operated by Glencore International or any of its affiliates on the Signing Date, other than the Concessions, pursuant to an arrangement which is otherwise similar to the arrangement contemplated in this Agreement, Glencore International shall, by notice in writing to Silver Wheaton, first offer, or cause its affiliate to offer, to sell such silver to Silver Wheaton at the price and upon substantially the terms that Glencore International proposes to offer to a third party (the “Glencore Offer”).

(b)

Upon receipt of a Glencore Offer, Glencore International and Silver Wheaton shall negotiate in good faith, in a timely manner and on a best efforts basis for a period of up to forty-five (45) days commencing on the date of delivery by Glencore International of the Glencore Offer (the “Negotiation Period”) the principal terms of an agreement for the purchase and sale of the silver which is the subject of the Glencore Offer (the “Definitive Agreement”).

(c)

During the Negotiation Period:

(i)

Glencore International shall keep confidential and shall not disclose to any third party any of the terms under negotiation between Silver Wheaton and Glencore International or that negotiations are occurring.  For the avoidance of doubt, the confidentiality obligations contained in paragraph (i) of this Section shall survive indefinitely; and

(ii)

Glencore International shall not solicit expressions of interest with respect to, or otherwise negotiate or enter into any agreement with third parties for, the sale of any silver which is the subject of the Glencore Offer.

(d)

If, during the Negotiation Period, Glencore International and Silver Wheaton agree on all or substantially all of the principal terms of the Definitive Agreement, then Glencore International and Silver Wheaton shall proceed to close the transaction as soon as possible thereafter.

(e)

If, during the Negotiation Period, Glencore International and Silver Wheaton are unable to agree on all or substantially all of the principal terms of the Definitive Agreement, then, on the earlier of (i) the last day of the Negotiation Period and (ii) the day on which the parties agree that negotiations have ended, Glencore International may commence negotiations with a third party (the “Third Party”) for the sale of the silver which is the subject of the Glencore Offer.

(f)

Glencore International agrees to consult with Silver Wheaton during its negotiations with the Third Party to provide Silver Wheaton the opportunity to improve the terms of Silver Wheaton's offer for the purchase of the silver contained in the Glencore Offer.  Notwithstanding the foregoing and for greater certainty, Glencore shall not accept an offer from the Third Party for the purchase and sale of the silver contained in the Glencore Offer unless that offer, in the opinion of Glencore International, acting reasonably, is superior as a whole to the principal terms previously offered by Silver Wheaton (taking into account, inter alia, market conditions, the identity of the proposed counterparty, payment terms and financing arrangements which the Third Party has in place).

17.

Representations, Warranties and Covenants

(a)

Each party, acknowledging that the other parties are entering into this Agreement in reliance thereon, represents and warrants to the other parties as follows.

(i)

It is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and is resident therein for tax purposes.

(ii)

The obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations.

(iii)

This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (1) conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding upon it or its assets, (2) conflict with its constitutive documents or (3) conflict with any applicable law.

(iv)

It has the power to enter into this Agreement and all corporate and other action required to authorise the execution of this Agreement and the performance of its  obligations hereunder has been duly taken.

(v)

Save in relation to frivolous or vexatious claims which it is contesting in good faith, no Insolvency Event has occurred nor is it aware of any event or circumstance which with the passing of time would be an Insolvency Event.

(vi)

No regulatory or other third party consents or approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated by this Agreement.

(b)

[ edited text ] and Glencore International, acknowledging that Silver Wheaton is entering into this Agreement in reliance thereon, hereby jointly and severally represent and warrant to Silver Wheaton as follows:

(i)

Los Quenuales is the registered or recorded owner of the Concessions;

(ii)

at the Time of Delivery:

(1)

[ edited text ] will be the legal and beneficial owner of the Refined Silver delivered to and credited to the metal account of, Silver Wheaton;

(2)

[ edited text ] will have good, valid and marketable title to such Refined Silver; and

(3)

such Refined Silver will be free and clear of all Security.

(c)

If neither [ edited text ] nor Glencore International is able to deliver or procure the delivery of the information required to enable the parties to determine the Contractual Quantity of Refined Silver to be delivered at any time during the Term or an Additional Term, then:

(i)

Glencore International and Silver Wheaton shall enter into good faith negotiations with a view to establishing an alternative method to determine the Contractual Quantity to be delivered during the remainder of the Term or any Additional Term (as the case may be);

(ii)

if Glencore International and Silver Wheaton are unable to agree such an alternative method, then the parties shall appoint a mutually acceptable independent industry expert (the “Expert”) with a view to recommending an alternative method to determine the Contractual Quantity to be delivered during the remainder of the Term or any Additional Term;

(iii)

if the alternative method which is recommended by the Expert is satisfactory to both parties, acting reasonably and in good faith, it shall be approved by both parties and shall thereafter form part of this Agreement; and

(iv)

if the Expert, acting reasonably, determines that it is not possible to establish an alternative method then [ edited text ] shall sell and deliver to Silver Wheaton four million seven hundred and fifty thousand (4,750,000) ounces of Refined Silver during each Contract Year (pro rata in the case of any part of a Contract Year) for the remainder of the Term or any Additional Term (as the case may be).

Should such information become available again, any party can request a reconciliation of the number of ounces of Refined Silver delivered and credited during such period against the number of ounces of Refined Silver which, based on that information, should have been so delivered and credited and the relevant party shall be required to make balancing payments or deliveries (as the case may be).

18.

Glencore International Performance Guarantee

(a)

Glencore International hereby absolutely, unconditionally and irrevocably guarantees to Silver Wheaton the punctual and complete observance and performance by [ edited text ] of all of its obligations under this Agreement.

(b)

Glencore International agrees, as a primary obligation that, if [ edited text ] fails to observe or perform all or any of its obligations under this Agreement, then Glencore International or an affiliate shall perform such obligations on behalf of [ edited text ] upon the default or non performance thereof by [ edited text ]

(c)

Glencore International shall not transfer or assign all or any part of its obligations set forth in this Agreement, including this Section 18(c), without the prior written consent of Silver Wheaton.  In addition, Glencore International shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity assumes in favour of Silver Wheaton all the obligations of Glencore International under this Agreement pursuant to an agreement reasonably satisfactory to Silver Wheaton.

(d)

The provisions of this Section shall survive the termination of this Agreement in accordance with Section 8 (Early Termination) with respect to all of the obligations of [ edited text ] and Glencore International to be performed prior to the termination date.

19.

General Provisions

(a)

Each party shall execute all such further instruments and documents and do all such further actions as may be necessary to give effect to this Agreement and the transactions contemplated in this Agreement, in each case, at the cost and expense of the party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between Silver Wheaton and [ edited text ], Glencore International or any of their respective affiliates.

(c)

Silver Wheaton acknowledges and agrees that it does not have, and nothing herein shall be construed to create, expressly or by implication, any right, title or interest (proprietary or otherwise) in or to any mining operation of Glencore International or any of its affiliates.

(d)

Time is of the essence in this Agreement.

(e)

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion.  It is hereby declared to be the intention of the parties hereto that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(f)

Any notice or other communication (in each case, a “Notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to [ edited text ], to:

[ edited text ]

[ edited text ]

If to Glencore International, to:

Glencore International AG

Baarermattstrasse 3

6314 Baar

Switzerland

[ edited text ]

If to Silver Wheaton, to:

Waterfront Centre
Suite 1560, 200 Burrard Street
Vancouver, British Columbia
V6C 3L6

Attention:  Chief Financial Officer
Fax:  604-696-3001

Any notice given in accordance with this Section 19(f), if transmitted by facsimile transmission, shall be deemed to have been received on the next business day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(g)

The schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to form part hereof.

(h)

The failure by any party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of any party to enforce each and every provision.  No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(i)

No press release or public announcement of this Agreement, any of the terms hereof or the transactions contemplated herein shall be made by any party unless the timing and content thereof have been agreed upon by all of the parties.

(j)

This Agreement may be executed in one or more counterparts, and by the parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

(k)

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and their respective successors and permitted assigns.

(l)

The parties have expressly required that this Agreement and all notices relating hereto be drafted in English.

(m)

The terms of this Agreement may be relied upon only by the parties to it and any Eligible Transferee, and save in respect of those persons, the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

(n)

This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the parties.  There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement or which induced any party to enter into this Agreement or on which reliance is placed by any party, except as otherwise specifically set forth in this Agreement.

20.

Governing Law

This Agreement is governed by English law.

21.

Enforcement

Subject to Section 23 (Arbitration) of this Agreement:

(a)

the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute"); and

(b)

the parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no party will argue to the contrary.

22.

Service of process

(a)

Without prejudice to any other mode of service allowed under any relevant law:

(i)

Silver Wheaton irrevocably appoints Charles Russell LLP at 8-10 New Fetter Lane, London, England, EC4A 1RS, c/o Viv Holyoake, as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement; and

(ii)

[ edited text ] and Glencore International irrevocably appoint Law Debenture Corporate Services Ltd. At 100 Wood Street, 5th Floor, London, England, EC2V 7EX, as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement,

(b)

Each party agrees that failure by a process agent to notify it of the process will not invalidate the proceedings concerned.

[Remainder of Page Intentionally Left Blank]

23.

Arbitration

Any Dispute shall first be referred to and finally resolved by arbitration in accordance with the provisions set out in Schedule B (Dispute Resolution).

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

[ edited text ]
Per:	/s/ Steve Kalmin
Name:	Steven Kalmin
Title:	Director
Per:
Name:
Title:

SILVER WHEATON (CAYMANS) LTD.
Per:	/s/ Bill Koutsouras
Name:	Bill Koutsouras
Title:	Director
Per:	/s/ Juan Jose Granados
Name:	Juan Jose Granados
Title:	Director

GLENCORE INTERNATIONAL AG

Per:	/s/ Aristotelis Mistaicidis
Name:	Aristotelis Mistaicidis
Title:	Officer

Per:
Name:
Title:

This is Schedule “A” to the Silver Purchase Agreement among
 [ edited text ]., Silver Wheaton (Caymans) Ltd.

and Glencore International AG dated as of the 23rd day of March, 2006

Concessions

CODIGO	DERECHO MINERO	PARTIDA	ASIENTO
11002369Y01	CASAPALCA 1	02027576	0003
11002370Y01	CASAPALCA 2	02027577	0003
11002371Y01	CASAPALCA 3	02027578	0003
11002372Y01	CASAPALCA 4	02027579	0003
11002373Y01	CASAPALCA 5	02027580	0003
11002374Y01	CASAPALCA 6	02027581	0003
11002376Y01	CASAPALCA 8	02027583	0003
11002380Y01	CASAPALCA 12	02027587	0003
11002381Y01	CASAPALCA 13	02027588	0003
11002382Y01	CASAPALCA 14	02027589	0003
11002383Y01	CASAPALCA 15	02027590	0003
11002384Y01	CASAPALCA 16	02027591	0003
11002385Y01	CASAPALCA 17	02027592	0003
11002386Y01	CASAPALCA 18	02027593	0003
11002387Y01	CASAPALCA 19	02027594	0003
010270197	CASAPALCA 20	02031104	0002
010276197	MILAGROS ALEXANDRA 1	02031106	0002
010147993	CENTROMIN 18	02027812	0003
010148093	CENTROMIN 19	02027811	0003
08022152X01	LOS BALKANES 1-82	20006521	0003
08022152AX01	LOS BALKANES 1-82A	20006588	0003

This is Schedule “B” to the Silver Purchase Agreement among
[ edited text ], Silver Wheaton (Caymans) Ltd.

and Glencore International AG dated as of the 23rd day of March, 2006

Dispute Resolution

The following rules and procedures shall apply with respect to any matter to be arbitrated by the parties under the terms of the Agreement.

1.

Initiation of Arbitration Proceedings

(a)

All disputes arising out of or in connection with the present contract shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “Rules”) by one or more arbitrators (the “Arbitrators”) appointed in accordance with the Rules.

(b)

If any party wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other party hereto specifying particulars of the matter or matters in dispute and proposing the name of one person it wishes to be appointed an Arbitrator.  Within ten (10) days after receipt of such notice, the other party shall give return notice to the first party proposing the name of a person it wishes to be appointed an Arbitrator.  If such return notice is not given by the other party within such ten (10) day period, it shall be deemed to have accepted the Arbitrator proposed by the first party as the sole Arbitrator.  If such return notice is given within such ten (10) day period proposing another person to be Arbitrator, the parties shall request that the two proposed Arbitrators shall meet as soon as practicable and if possible, within ten (10) days of such second notice and select a third person to be the third Arbitrator and act as Chairman of the arbitration panel within five (5) days of such meeting.  If said arbitrators shall be unable to agree on the selection of such third Arbitrator within thirty (30) days, then the third arbitrator shall be chosen by the International Court of Arbitration in accordance with the Rules of Arbitration.

(c)

All Arbitrators so nominated or selected shall be (i) a retired judge of the High Court of England and Wales, (ii) a commercial Queen’s Counsel with not less than 10 years’ relevant experience as a Queen’s Counsel at the English bar in the subject matter of the dispute or (iii) such other person qualified by education and who has sufficient industry experience in the subject matter of the dispute.  The Arbitrators shall be and shall remain at arm’s length from both parties and shall not be past or present officers, directors or employees of either party or a member of the audit or legal firm or firms who advise either party, nor shall the Arbitrators be persons who are regularly retained or have been retained in the preceding five (5) years before the matter in question arose by either of the parties.

(d)

The parties agree that in the event of any arbitration proceedings arising under this Agreement, [ edited text ] and Glencore International shall form a single party for the purposes of such proceedings.

2.

Submission of Written Statements

(e)

Within ten (10) days of the appointment of the Arbitrators, the party initiating the arbitration (the “Claimant”) shall send the other party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(f)

Within fifteen (15) days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

(g)

Within ten (10) days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(h)

All statements of claim, defence and reply shall be accompanied by copies (or, if the Arbitrators or the other party deem that they are especially voluminous, lists) of all essential documents on which the party concerned relies and which have not previously been submitted by any party, and (where practicable) by any relevant samples.

(i)

After submission of all the statements, the Arbitrators will give directions for the further conduct of the arbitration.

3.

Meetings and Hearings

(j)

The seat of the arbitration will be London and the arbitration shall take place in London or in such other place as the Claimant and the Respondent shall agree in writing.  The arbitration shall be conducted in English.  Subject to any adjournments that the Arbitrators allow, the parties shall request that, to the extent possible, the Arbitrators hold the final hearing on successive Business Days until it is concluded.

(k)

All meetings and hearings will be in private unless the parties otherwise agree.

4.

The Decision

(l)

The Arbitrators will make a decision in writing and, unless the parties otherwise agree, will set out reasons for decision in the decision.

(m)

The Arbitrators will send the decision to the parties as soon as practicable after the conclusion of the final hearing unless that time period is extended for a fixed period by the Arbitrators on written notice to each party because of illness or other cause beyond the Arbitrators’ control.

(n)

Subject to the discretion of the Arbitrators, the decision shall determine and award costs to the successful party in the arbitration.

(o)

The decision shall be final and binding on the parties and shall not be subject to any appeal or review procedure.  In the event either party initiates any court proceeding in respect of the decision of the Arbitrators or the matter arbitrated, such party shall, if unsuccessful in the court proceeding, pay the other party's costs on a solicitor/client basis plus all other reasonable expenses incurred by such other party from the commencement of court proceedings to the date of determination of such court proceedings.